MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2017 and 2016

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of November 2, 2017 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and 2016 and the related notes thereto.

Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2016 is available under the Company’s profile at www.sedar.com and on the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “13. Risks and uncertainties” and “15.1 Cautionary statement on forward looking information” at the end of this MD&A.

1)	Overview of the business

Asanko is a Canadian-based gold producer with an operating mine, the Asanko Gold Mine (“AGM” or “the Project”), and highly prospective gold concessions, in various stages of exploration, on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a low cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production. Phase 1 was funded by cash on hand and a $150 million debt facility (see section “8.0 Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

The Company plans to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which is expected to ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. The Company intends to fund these expansion projects predominantly from internally generated operating cash flows whilst maintaining a cash buffer of approximately $30.0 million throughout construction, supported by a possible debt financing and favourable market conditions.

A positive Definitive Feasibility Study (“DFS”) on the planned expansion projects was published on June 5, 2017 and a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) has been filed, both of which are available on the Company’s website and on SEDAR, www.sedar.com (see section “4.2 Expansion projects” below). The DFS was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project. However, there is complete flexibility on the timing of these expansion projects, which will be at the Board’s discretion.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, was approved in November 2016. The Company has completed the volumetric upgrades to the plant under budget and ahead of schedule. Installation and commissioning of the recovery circuit upgrades are expected to be completed by Q1 2018. The second stage of P5M is the construction of an overland conveyor and development of the Esaase deposit, which is estimated to have a total capital cost of $128 million. The decision to proceed with the second stage of P5M has been deferred until 2018. The timing of P10M will be at the Board’s discretion and dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

2)	Highlights and key business developments

Q3 2017 Business developments

•

During Q3 2017, the Company achieved gold production of 49,293 ounces, an increase of 7% over Q2 2017, as the Company focused on operational delivery, introducing a number of mining interventions including an improved ore delineation methodology, the deployment of blast movement technology and improved methodology in reconciling the grade control model with the resource model. The improved production was achieved in spite of three mill motor outages during the quarter which resulted in 11 days of lost milling time, equating to in excess of 5,000 ounces of gold production.

•	Gold sales of 50,241 ounces at an average realized gold price of $1,265 per ounce generating gold revenue of $63.7 million.

•	Ore mining rates for the AGM during the quarter averaged 393,000 tonnes per month (“tpm”) at an average mining grade of 1.8 g/t and a strip ratio of 6.2:1.

•

At Nkran, mining operations extracted ore from multiple zones of mineralization with an average mining grade of 1.8 g/t during the quarter. The deployment of blast monitoring technology to minimize ore losses and dilution continued to yield positive results.

•

The grade control versus resource model reconciliation continues to be positive and the reserve to mill feed reconciliation was within 1% for the quarter, validating both the Nkran Mineral Resource and Reserve Estimates.

•	At the Akwasiso satellite deposit, mining operations delivered approximately 20,000tpm of oxide ore at a grade of 1.3g/t. These levels of ore mining are expected to continue in Q4 2017.

•

At Dynamite Hill, the second satellite pit to be brought into production, site establishment commenced during the quarter in preparation of mining operations in Q4 2017. This included 3,096m of grade control drilling which validated the resource model and confirmed the mine plan and associated oxide ore volumes.

•	In spite of the lost milling time during the quarter, the plant processed 862,000 tonnes with a feed grade of 1.9 g/t. Gold recovery continued to exceed design levels at 94%.

•

Commissioning of the P5M volumetric upgrades was completed during the quarter, ahead of schedule and under budget. Despite reduced volumes of oxides, the plant has been achieving milling rates in excess of 13,500 tonnes on a per day campaign basis.

•	There were no lost time injuries recorded in the quarter and the rolling lost time injury frequency rate is an excellent 0.19 per million man hours worked.

•	The Company acquired the Miradani Mining Lease (the “Miradani Project”) from AngloGold Ashanti. Further details are included in section “4. Development and exploration update” below.

•	The Company is on track to meet its revised 2017 guidance of 205,000-225,000 ounces at all-in sustaining costs[1] (“AISC”) of $920-$960 per ounce, see section “7. 2017 Outlook” below.

Key consolidated financial information

•

Cash provided by operating activities in Q3 2017 was $40.7 million, representing a 21% increase on Q2 2017, with the increase primarily driven by movements in non-cash working capital. Operating cash flow before working capital changes was $31.7 million in Q3 2017, which was a 19% increase over Q2 2017 of $26.7 million.

•

The Company earned net revenues (after royalties) of $60.5 million in Q3 2017. Total cost of sales (including depreciation and depletion) of $42.6 million resulted in income from mine operations of $17.9 million for the quarter.

•	The Company earned net income attributable to common shareholders of $4.7 million in Q3 2017, an increase of $4.0 million compared to Q2 2017. Net income before taxes for Q3 2017 was $9.3 million.

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1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

•	The Company incurred operating cash costs per ounce[1], total cash costs per ounce[1] and AISC[1] of $485, $549 and $975 respectively in Q3 2017.

•

Mining and processing costs averaged $3.35/tonne mined and $12.94/tonne milled, respectively, during Q3 2017. Mining costs per tonne were moderately higher than Q2 2017 as a result of the progression of Cut 2 into more competent material, offset partially by lower per unit costs associated with the development of the Akwasiso pit in oxides. Of the mining costs incurred during Q3 2017, a total of $19.0 million was deferred as stripping costs. Processing unit costs were also moderately higher than Q2 2017 due to the impact of three mill motor outages that resulted in higher maintenance costs, while fewer tonnes were milled which had the impact of increasing fixed processing cost on a per unit basis.

•

As at September 30, 2017, the Company had cash of $60.8 million on hand, along with unrefined gold dore at a cost of $2.2 million (and a market value of $3.7 million as at September 30, 2017) and $1.3 million in receivables from gold sales.

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1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Selected consolidated data

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore milled (000s)	862	852	2,658	1,554
Gold produced (ounces)	49,293	53,986	153,496	90,323
Gold sold (ounces)	50,241	54,393	156,519	89,467
Average realized price per gold ounce sold ($)	1,265	1,311	1,232	1,279
Average London PM fix ($)	1,278	1,335	1,251	1,297
Operating cash costs ($ per gold ounce)[1]	485	544	546	n/a
Total cash costs ($ per gold ounce)[1]	549	609	608	n/a
All–in sustaining costs ($ per gold ounce)[1]	975	907	955	n/a

	Three months ended September 30,		Nine months ended September 30,
Financial Data	2017	2016	2017	2016
(in thousands of US dollars except per share amounts)
Revenue	63,714	71,541	193,436	114,863
Income from mine operations	17,900	20,508	47,481	20,841
Net income (loss) attributable to common shareholders	4,689	11,656	13,188	(4,739)
Adjusted net income (loss) attributable to common shareholders [1]	4,689	10,651	13,188	(4,474)
Income (loss) per share attributable to common shareholders–basic and diluted	$0.02	$0.06	$0.06	($0.02)
Operating cash flows before working capital changes	31,725	36,139	87,167	44,417
Assets
Mining interests	582,362	547,694	582,362	547,694
Total assets	700,586	657,093	700,586	657,093
Liabilities
Long–term liabilities	193,957	179,788	193,957	179,788
Total liabilities	263,000	232,382	263,000	232,382
Equity
Common shareholders' equity	436,152	424,711	436,152	424,711
Non–controlling interest	1,434	–	1,434	–

Weighted average shares outstanding (basic)	203,449,957	199,532,834	203,293,733	198,014,961
Weighted average shares outstanding (diluted)	203,449,957	208,419,800	206,261,846	198,014,961

The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table were not applicable for the full period in 2016 given the Company was not yet considered to be operating for financial reporting purposes. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

3)	Operating performance

The following table provides a summary of operating performance at the AGM for the three and nine months ended September 30, 2017 and 2016. The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table below were not applicable for the full period in 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore mined (000s)	1,181	1,326	3,246	2,569
Tonnes of ore milled (000s)	862	852	2,658	1,554

Mining cost ($/t mined)	3.35	3.88	3.47	3.81
Processing cost ($/t treated)	12.94	13.25	13.03	13.49

Average mill head grade (g/t)	1.9	2.1	1.9	1.9
Average recovery rate (%)	94%	94%	94%	93%

Gold produced (ounces)	49,293	53,986	153,496	90,323
Gold sold (ounces)	50,241	54,393	156,519	89,467

Silver produced (ounces)	12,174	12,701	37,839	20,423
Silver sold (ounces)	12,419	13,632	28,613	23,675

Average realized price per gold ounce sold ($)	1,265	1,311	1,232	1,279
Average London PM fix ($)	1,278	1,335	1,251	1,297

Operating cash costs (per gold ounce)[1]	485	544	546	638
Total cash costs (per gold ounce)[1]	549	609	608	702
All–in sustaining costs (per gold ounce)[1]	975	907	955	1,045

Health and Safety

There were no lost time injuries reported during the quarter and the 12-month rolling lost time injury frequency rate per million man hours worked is 0.19.

Mining

Ore mining rates for the AGM during the quarter averaged 393,000tpm at an average mining grade of 1.8 g/t and a strip ratio of 6.2:1. Mining operations adopted the new CSA Mineral Reserve Estimate (“MRE”) and grade control estimation process during Q1 2017, which were fully implemented in the Nkran pit by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017. A reconciliation process commenced in Q2 2017 to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the MRE.

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1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

As announced in the Q2 2017 MD&A, for the three-month period (May, June and July) the grade control model was within 2% of the resource model. In Q3 2017, this positive trend continued and the average quarterly reconciliation improved to a positive ounce variation of 8% between the grade control model and the resource model. This positive grade and ounce variance is significant as it scientifically validates the gold endowment at Nkran and the life of mine plans based on that endowment.

The next stage of the reconciliation, which is confirmation of the mill feed to the reserve model, continued in Q3 2017. This reserve reconciliation measures the ability of the mining operations to deliver the planned tonnages and grade predicted by the reserve model to the processing plant. The mill feed to reserve model reconciliation on an ounce basis has improved to within 1% for the quarter.

During Q3 2017, mining operations at the Nkran pit extracted ore from multiple zones of mineralization with an average mining grade of 1.8 g/t. The key focus area was on improving ore delineation and the design of the ore polygons to be mined in order to reduce ore dilution and losses. Following the implementation of blast movement technology in July, there has been a continual improvement in the ability of the mining operation to deliver the planned grades and volumes of ore to the processing plant. This is evidenced by the significant improvement in the mill feed to reserve model reconciliation over the past three months. With the ore delineation and operational system improvements now bedded down, there is now a high level of confidence that the improved performance and alignment with the reserve design parameters is now achievable on an ongoing basis.

At the satellite deposit, Akwasiso, mining operations delivered approximately 20,000tpm of oxide ore at an average mined grade of 1.3g/t. These levels are expected to continue in Q4 2017. In addition, a confirmatory drilling program to infill drill test the previously inaccessible area which was covered with tailings from historic artisanal mining activities was completed and the results firmed up the Akwasiso reserve model.

At Dynamite Hill, the second satellite pit to be bought into production, site establishment commenced during the quarter in preparation of ore mining operations in Q4 2017. This included 3,096m grade control drilling which has validated the resource model and confirming the mine plan and associated oxide ore volumes. In addition, the haul road linking Dynamite Hill to Akwasiso and the central processing facility was completed during the quarter, approximately two months ahead of schedule.

From Q4 2017 onwards, Asanko’s mine plan will incorporate all sources of ore available from its multiple pits to blend to the mill to enable the optimization of the various pit extraction rates, the stockpile balances and operating costs. As a consequence, the mill feed grades are expected to reflect the average reserve grades from the respective pits as they are mined, including the blended grade average from the various stockpiles.

AGM Key Mining Statistics	Units	Q1 2017	Q2 2017	Q3 2017
Total Tonnes Mined	000 t	6,637	7,506	8,519
Waste Tonnes Mined	000 t	5,620	6,457	7,339
Ore Tonnes Mined	000 t	1,017	1,049	1,181
Strip Ratio	W:O	5.5:1	6.2:1	6.2:1
Average Gold Grade Mined	g/t	1.8	1.5	1.8

Processing

The processing plant’s performance during the quarter was impacted by three mill motor outages during July and August, which resulted in a total of 11 days of lost milling time and in excess of 5,000 ounces of lost production. Two new upgraded mill motors have been ordered and are due for delivery in Q1 2018, with a spare mill motor currently onsite as backup. Metallurgical recovery continued to exceed design levels at 94%.

Commissioning of the P5M volumetric upgrades was completed during the quarter, ahead of schedule and under budget with the plant achieving milling rates in excess of 13,500 tonnes per day (“tpd”) on a per day campaign basis. The mill designs for P5M were based on a blend of 9,000tpd of fresh and 6,000tpd of oxides ores. However, even though higher fresh ore tonnes are being fed to the plant, the milling rates being achieved on a campaign basis represent a significant improvement over and above the design parameters. This improvement in milling rates has been achieved through modifications to the comminution circuit, with the addition of two mobile crushers to reduce the size fraction of the fresh ore delivered to the SAG mill, thus allowing higher throughput rates. This is an interim measure until the installation of a permanent secondary crusher, which is expected to be installed and commissioned in Q2 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Despite the mill motor outages, the Company processed 862,000 tonnes during the quarter with a feed grade of 1.9 g/t and produced 49,293 ounces of gold, resulting in $63.7 million in revenue at an average realized price of $1,265 per ounce. Gold production averaged 16,431 ounces per month for the quarter.

Total cash costs per ounce1 for Q3 2017 was $549 per ounce, a 10% reduction from Q3 2016. The reduction in total cash cost per ounce was predominantly due to a reduction in mining and processing costs relative to Q3 2016, partly offset by the impact of lower gold sales volumes which had the effect of increasing fixed production cost on a per unit basis.

Relative to Q2 2017, total cash cost per ounce1 reduced by 13% from $634 to $549 per ounce. The reduction was predominantly the result of lower production costs (after the addback of capitalized stripping costs as discussed in section “2. Highlights and key business developments”), augmented by the impact of higher sales volumes which had the impact of reducing fixed production costs on a per unit basis.

AlSC1 for Q3 2017 amounted to $975 per ounce, an increase of 8% compared to Q3 2016. The higher AISC in Q3 2017 was predominantly due to higher sustaining capitalized stripping cost, partly offset by the reduction in total cash cost per ounce relative to Q3 2016.

Relative to Q2 2017, AlSC1 increased by 5% as the impact of higher sustaining capitalized stripping cost more than offset the relatively lower total cash cost per ounce1.

The Company is on track to meet its revised 2017 guidance of 205,000-225,000 gold ounces produced at AISC of $920-$960 per ounce (see section “7. 2017 Outlook”).

AGM Key Production Statistics	Units	Q1 2017	Q2 2017	Q3 2017
Ore Treated	000 t	908	887	862
Gold Feed Grade	g/t	2.1	1.7	1.9
Gold Recovery	%	95	94	94
Gold Produced	oz	58,187	46,017	49,293

4)	Development and exploration update

4.1 Phase 1

Development expenditures

The development of the first phase of the AGM was completed in 2016, both ahead of schedule and approximately $3.0 million under budget.

4.2 Expansion projects

Asanko plans to expand the AGM and increase production up to an average of approximately ~450,000 ounces per year through the development and execution of two expansion projects, P5M and P10M. A DFS on these expansion projects has confirmed the viability of these projects and a NI 43-101 Technical Report was published on July 18, 2017, which is available on the Company’s website and on SEDAR.

•

P5M: upgrade the existing CIL circuit from 3.6Mtpa to 5Mtpa and development of the Esaase pit, including the construction of a 27km overland conveyor to transport the Esaase ore to the existing processing facility. P5M is expected to be completed in two separate stages, with the first stage being limited to the expansion of the processing facility; and

•	P10M: construction of an additional 5Mtpa CIL plant to double the total processing capacity to 10Mtpa.

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1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Overview of Project 5 Million – First stage

•	Plant Upgrade to 5Mtpa

The first stage of P5M, which will be funded from cash on hand, comprises brownfield modifications to upgrade the CIL processing plant to 5Mtpa, including volumetric upgrades as well as upgrades to the recovery circuit. The Company completed the volumetric upgrades under budget and ahead of schedule. The upgrades to the recovery circuit are expected to be completed and commissioned in Q1 2018. To date, the Company has spent $21.7 million on the first stage of P5M.

Overview of Project 5 Million – Second stage

•	Development of the Esaase Deposit

The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially mine oxide ore to open up the deposit. The mining schedule will allow both oxide and fresh ore to be delivered to the 5Mtpa CIL processing facility. The ore will be transported via a 27km overland conveyor, constructed as part of the P5M project, to the expanded process facility. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

•	Capital Cost

Based on Front End Engineering Design (“FEED”), the final capital cost estimates are $22.0 million for the plant upgrade, $78.0 million for the conveyor, $32.0 million for the development of the Esaase deposit and associated infrastructure and $17.0 million for engineering and project costs and contingencies, with a total project capital cost of approximately $149.0 million.

•	Funding

The construction of the overland conveyor has been deferred until 2018, with commissioning of the conveyor and the Esaase pit expected in H2 2019. However, the Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions.

Overview of Project 10 Million

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year.

•	Capital Cost

The capital cost estimate is $200.0 million for the additional CIL plant and associated infrastructure.

•	Funding

A construction decision to proceed will be at the Board’s discretion and dependent on the Company’s balance sheet and financing opportunities as well as favourable market conditions.

4.3 Exploration and evaluation

The exploration program during Q3 2017 continued to focus on the strategic objective to delineate additional resources to augment the life of mine planning. The Company received the first pass of the 3D inversion model that has been carried out independently using the VTEM (Versatile Time Domain Electromagnetic) geophysical data. Detailed targeting of geophysical and structural targets is now taking place which will result in a prioritized exploration target list for future exploration.

Akwasiso

During July and August, a confirmatory drilling program was undertaken at the Akwasiso satellite deposit, located approximately three kilometres north east of the processing facility. The purpose of the program was to infill drill test the previously inaccessible area which was covered with tailings from historic artisanal mining activities. The drilling program firmed up the Akwasiso reserve model.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

In addition, the drilling was aimed at further investigating any potential mineralization on the eastern contact between the granite and the sandstone mineralization trends. A total of 4,051m were drilled and the drilling program confirmed the continuity of mineralization at depth and also discovered a new near surface zone of mineralization along the eastern edge of the deposit. In line with the previous phases of drilling, this drilling program intersected significant near surface mineralization widths and some exceptional grades.

Some of the significant intercepts from the confirmatory drilling program are shown in the table below. A complete table showing all the recent Akwasiso drill results is included in the Appendix.

Table 1: Akwasiso Drill Intercepts

Hole_ID	From	To	Intercept Description	Grade Thickness (gm)
AKRC17-151	102	111	9.00m @ 15.56 g/t	140.04
AKRC17-154	10	60	50.00m @ 2.09 g/t	104.5
AKRC17-170	18	57	39.00m @ 2.52 g/t	98.28
AKRC17-167	36	60	24.00m @ 3.79 g/t	90.96
AKRC17-162	16	60	44.00m @ 1.51 g/t	66.44
AKRC17-168	69	119	50.00m @ 1.23 g/t	61.5
AKRC17-160	90	114	24.00m @ 2.39 g/t	57.36
AKRC17-159	38	45	7.00m @ 7.71 g/t	53.97
AKRC17-168	33	62	29.00m @ 1.77 g/t	51.33

Notes:	Gold intercepts are generated as a weighted average. No upper cut has been applied.
Gold intercepts are generated using a 0.5 g/t cut-off with no more than 3m of inclusive internal waste and a minimum intercept of 3m

Midras South

Located 5km south of Nkran pit, the Midras South target comprises 3 en echelon zones of mineralization that have been delineated by previous exploration work, which was conducted by AngloGold Ashanti, and a preliminary geological and confirmatory drilling program conducted by Asanko during 2016. During Q3 2017, a 13,000m drilling campaign commenced with the objective of collecting enough data for a shallow Measured and Indicated Mineral Resource Estimate. This program is expected to be completed in November 2017.

Miradani Project

In September 2017, the Company completed the acquisition of the Miradani Project, which is located within 10km of the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5 km south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The underexplored Asankrangwa Gold Belt is about 7 km wide and over 50 km long. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015. Asanko holds the largest land package on this belt and it hosts all of the Company’s 5.1 million ounces of reserves.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. A phased drilling campaign is expected to commence in Q4 2017, with a view to completing a maiden Mineral Resource Estimate in H2 2018 (see section “7. 2017 Outlook”). Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Individual 1.5m trench samples assayed up to 47.3 g/t.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

4.4 Global AGM Mineral Resource and Reserve Estimates

AGM Mineral resources

The Global MRE for the AGM was updated (refer to news release dated February 24, 2017) as at December 31, 2016 to reflect depletion from the first two years of mining the Nkran pit, the application of updated constraining parameters for resource modelling in line with best practice, and includes the three deposits discovered in 2016: Akwasiso, Nkran Extension and Adubiaso Extension, and two additional pits at Esaase. This included an updated MRE for the Nkran pit and Dynamite Hill, which was prepared by a second independent expert CSA, a leading mineral consulting group. The Global MRE was then updated in April 2017 to reflect the revised mineral resource and reserve estimations for the Akwasiso satellite deposit.

With regards to the Nkran deposit, the resource has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters resulted in a further 352,000-ounce reduction when compared to the original unconstrained November 2014 Definitive Project Plan MRE (see press release dated November 13, 2014). The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the MRE methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q2 2017, the Phase 2 drilling program at the Akwasiso deposit provided the basis for an updated MRE as at April 25, 2017 (see Table 2 below). There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Ore from the Abore, Akwasiso, Adubiaso, Asuadai, Adubiaso Extension and Nkran Extension satellite pits have been metallurgically tested internally and benchmarked against the Nkran ore and found to behave in the same manner as the Nkran ore, giving recoveries of between 94% and 95%. These recoveries are consistent with the recoveries achieved by Resolute Mining (the former owner of the Nkran deposit) when the Adubiaso and Abore satellite pits were mined. The Nkran, Esaase and Dynamite Hill deposits were all metallurgically tested externally.

In July 2017, the DFS NI 43-101 Technical Report included an update to the AGM Global MRE to align the MRE with other resource estimates in the gold sector and the Mineral Resource constraining pit shell gold price assumption was lowered from $2,000/oz to $1,500/oz, above a cut-off grade of 0.5 g/t Au and using a 0.3 g/t Au waste determination (refer to Table 1). The resultant MRE is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction. Importantly, the AGM mineral reserves remain unchanged at 101Mt at 1.57 g/t for 5.1 million ounces of contained gold, based on a $1,300/oz gold price. The DFS NI 43-101 Technical Report is available on SEDAR and the Company’s website.

Table 1: Asanko Gold Mine Global Mineral Resource Estimate – Comparison of Constraining Gold Price Sensitivity

	Measured			Indicated			Total (M&I)
Gold Price	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
$2,000/oz	37.4	1.42	1.70	123.0	1.46	5.79	160.4	1.45	7.49
$1,500/oz	37.3	1.43	1.72	101.7	1.49	4.87	139.0	1.47	6.59

Notes:

All pits are at a cut-off of 0.5g/t Au. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding. As at December 31, 2016 except for Akwasiso, which is estimated as at April 25, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Table 2: Asanko Gold Mine Global Mineral Resource Estimate (as at April 25, 2017)

	Measured			Indicated			Total (M&I)
Deposit	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	26.49	1.38	1.17	57.53	1.38	2.55	84.02	1.38	3.72
Nkran	5.50	1.68	0.30	24.57	1.81	1.43	30.07	1.78	1.72
Akwasiso	-	-	-	6.33	1.50	0.31	6.33	1.50	0.31
Abore	2.23	1.41	0.10	3.09	1.48	0.15	5.33	1.45	0.25
Dynamite Hill	-	-	-	3.41	1.48	0.16	3.41	1.48	0.16
Adubiaso	1.38	1.89	0.08	1.35	1.72	0.07	2.73	1.80	0.16
Esaase D	0.83	1.11	0.03	1.16	1.42	0.05	2.00	1.29	0.08
Esaase B	0.75	1.01	0.02	1.90	0.78	0.05	2.65	0.84	0.07
Asuadai	-	-	-	1.88	1.22	0.07	1.88	1.22	0.07
Adubiaso Extension	0.16	1.96	0.01	0.26	1.71	0.01	0.42	1.61	0.02
Nkran Extension	-	-	-	0.19	2.70	0.02	0.19	2.70	0.02
Total	37.34	1.43	1.72	101.67	1.49	4.87	139.01	1.47	6.59

Notes:

CJM estimated Esaase in October 2012, Abore, Adubiaso, and Asuadai in April 2014, Adubiaso Extension and Nkran Extension in 2016.
CSA Global re-estimated Nkran and Dynamite Hill in January 2017 and Akwasiso in April 2017 and audited Esaase.
The resource cut-off grade used for all deposits is 0.5 g/t Au within a Whittle Pit Shell at $1,500/oz Au.
Columns may not add up due to rounding.
All references to tonnes are in metric tonnes.
The Mineral Resources are stated as in situ tonnes. The tonnages and contents are stated as 100%, which means no attributable portions are stated in the table.
Individual Densities were used per mineral zone.
Conversion from grams to ounces – 31.1035

Table 3: Asanko Gold Mine Global Inferred Mineral Resource Estimate (as at December 31, 2016)

Deposit	Mt	g/t Au	Moz
Esaase Main	0.09	1.08	0.003
Nkran	0.31	1.86	0.018
Abore	1.28	1.61	0.066
Dynamite Hill	0.21	1.58	0.011
Akwasiso	0.18	0.81	0.005
Adubiaso	0.01	1.92	0.000
Esaase D	1.01	1.26	0.041
Esaase B	2.12	0.86	0.058
Asuadai	0.63	1.75	0.035
Adubiaso Ext	0.14	3.10	0.014
Nkran Ext	0.01	1.02	0.000
Total	5.96	1.31	0.251

Qualified Persons for Mineral Resource Estimates

Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign-off of the Nkran, Dynamite Hill and Akwasiso MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase, Abore, Adubiaso, Adubiaso Extension, Asuadai and Nkran Extension MRE. The MREs are reported in accordance with Canadian NI 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr. Titley and Mr. Muller have reviewed and approved the technical content of this MD&A. Phil Bentley, former Asanko Executive: Geology and Resources (Pr.Sci.Nat.) was the Asanko Qualified Person under NI 43-101 guidelines who assumed technical responsibility for Mineral resource contents of this MD&A.

AGM Mineral Reserves

The AGM Mineral Reserve Estimate (“MRev”) was updated at December 31, 2016 and incorporates a more conservative CSA resource model for the Nkran deposit. In April 2017, following the successful Akwasiso infill drilling program which increased reserves and grade, the Akwasiso MRev was updated.

In addition, the MRev was modified, as part of the DFS process, to reflect new cut-off grades following an NPV optimization exercise that was completed for each pit. This optimization process sought to determine the best outcome balance between the highest NPV, the maximum ounces produced and the lowest cost per ounce produced per pit. As a result, cut-off grades vary according to ore type. At Nkran, the cut-off grade is now 0.7 g/t for fresh ore. At Esaase, 0.6 g/t cut-off is used for all ore. For the satellite deposits, 0.5 g/t cut-off is used for oxide ore and 0.7 g/t cut-off is used for fresh ore.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The MRE was prepared by an independent engineering firm, DRA Projects (Pty) Ltd., and can be found in the DFS NI 43-101 Technical Report, dated July 18, 2017, and filed on SEDAR and the Company’s website.

Table 4: Asanko Gold Mine Global Mineral Reserve Estimate (as at April 25, 2017)

	Proven			Probable			Total
Deposit	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	21.51	1.44	1.00	41.05	1.47	1.94	62.56	1.46	2.94
Nkran	4.40	1.85	0.26	18.37	1.93	1.14	22.77	1.91	1.40
Akwasiso	-	-	-	4.95	1.51	0.24	4.95	1.51	0.24
Abore	1.59	1.44	0.07	1.60	1.53	0.08	3.19	1.48	0.15
Adubiaso	1.04	2.00	0.07	1.04	1.82	0.07	2.08	1.90	0.14
Dynamite Hill	-	-	-	2.84	1.49	0.14	2.84	1.49	0.14
Asuadai	-	-	-	1.30	1.09	0.05	1.30	1.09	0.05
Nkran Ext.	0.11	2.47	0.01	0.08	1.91	0.00	0.19	2.24	0.01
Esaase D zone	0.20	1.05	0.01	0.40	1.70	0.02	0.60	1.56	0.03
Adubiaso Ext.	0.12	1.66	0.01	0.10	1.34	0.00	0.21	1.53	0.01
Esaase B zone	0.10	0.83	0.00	0.00	0.92	0.00	0.10	0.85	0.00
Total	29.07	1.52	1.43	71.73	1.59	3.68	101.79	1.57	5.11

Notes:
Reserves estimated at a forward looking $1,300/oz gold price.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.
Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces, as at December 31, 2016.
Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces as at end December 2016.

Qualified person

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. of Johannesburg, South Africa. The reserve is reported in accordance with Canadian NI 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer, Pr.Eng., is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the mineral reserves.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Notes on Mineral Resources and Reserves Terminology

Mineral resources and reserves are derived from Canadian Institute of Mining definitions (CIM 2014) which are aligned with the Canadian NI 43-101 guidance for reporting Mineral resources and reserves. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

5)	Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(in thousands of US dollars)	$	$	$	$

Revenue	63,714	71,541	193,436	114,863
Royalties	(3,186)	(3,577)	(9,672)	(5,743)
Net revenue	60,528	67,964	183,764	109,120

Cost of sales
Production costs	(24,818)	(29,900)	(87,316)	(57,753)
Depreciation and depletion	(17,810)	(17,556)	(48,967)	(30,526)
Total cost of sales	(42,628)	(47,456)	(136,283)	(88,279)

Income from mine operations	17,900	20,508	47,481	20,841
Exploration and evaluation expenditures	(197)	(188)	(463)	(1,042)
General and administrative expenses	(3,259)	(1,785)	(9,447)	(6,855)
Income from operations	14,444	18,535	37,571	12,944

Finance income	266	121	559	416
Finance expense	(4,477)	(3,961)	(12,971)	(8,226)
Foreign exchange loss	(961)	(278)	(1,490)	(276)
Gain (loss) on derivatives	–	1,005	–	(265)
Income before income taxes	9,272	15,422	23,669	4,593

Income tax expense	(3,671)	(3,766)	(9,047)	(9,332)
Net income (loss) and comprehensive income (loss) for the period	5,601	11,656	14,622	(4,739)
Net income (loss) attributable to:
Common shareholders	4,689	11,656	13,188	(4,739)
Non–controlling interest	912	–	1,434	–
	5,601	11,656	14,622	(4,739)
Earnings (loss) per share attributable to common shareholders:
Basic	0.02	0.06	0.06	(0.02)
Diluted	0.02	0.06	0.06	(0.02)

Three months ended September 30, 2017 and 2016

Revenue and royalties

During Q3 2017, the Company sold 50,241 ounces of gold at an average realized gold price of $1,265/oz for total revenue of $63.7 million (including $0.2 million of by-product revenue). During Q3 2016, the Company sold 54,393 ounces of gold at an average realized gold price of $1,311/oz for total revenue of $71.5 million (including $0.3 million of by-product revenue). Lower revenues year on year were a function of fewer ounces sold in Q3 2017 as compared to Q3 2016 and lower realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see section “8. Liquidity and capital resources” below). The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the three months ended September 30, 2017, the Company recognized a reduction to revenue of $3.2 million relating to the royalty (three months ended September 30, 2016 - $3.6 million).

Production costs

During the three-month period ended September 30, 2017, the Company incurred production costs of $24.8 million relating to the sale of 50,241 ounces of gold. In Q3 2016, the Company incurred production costs of $29.9 million relating to the sale of 54,393 ounces of gold. Production costs were lower in Q3 2017 due to the reduction in operating cash cost per ounce1, augmented by the impact of fewer ounces sold compared to Q3 2016.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $19.0 million of stripping costs were deferred to mineral properties during Q3 2017 with the progression of Cut 2 and are not included in cost of sales (three months ended September 30, 2016 - $13.0 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

Depletion and depreciation

Depreciation and depletion expense of $17.8 million (including $4.0 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during Q3 2017 as a result of mining 1.2Mt of ore (three months ended September 30, 2016 - $17.6 million of depletion expense with $3.1 million of depletion on capitalized deferred stripping on 1.3Mt of ore mined). Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation and depletion expense in Q3 2017 was consistent with Q3 2016 due to a higher asset cost base offset by a change in the Company’s mineral reserve estimates (effective April 1, 2017) which are applied prospectively for accounting purposes. Refer to section “4.4 Global AGM mineral resource and reserve estimate” for additional information on the Company’s updated reserve and resource estimates.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives.

General and administrative expenses

A summary of general and administrative expenses for the three months ended September 30, 2017 and 2016. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Three months ended September 30,
	2017	2016
	$	$
Wages, benefits and consulting	2,038	368
Office, rent and administration	364	396
Professional fees and legal costs	431	574
Share–based payments	286	76
Travel, marketing, investor relations and regulatory	125	341
Corporate reorganisation	–	24
Other	15	6
Total	3,259	1,785

_____________________________________________
1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

General and administrative expenses of $3.3 million were incurred in Q3 2017 as compared to $1.8 million in the same period in 2016. The increase in general and administrative expenses from Q3 2016 to Q3 2017 is primarily a result of increased wages, benefits and consulting ($1.7 million increase) and higher share-based payments expense ($0.2 million increase), reflecting the increased efforts to support steady-state operations at the AGM (which only occurred in mid-Q2 2016), while the Company has also refined its accrual process resulting in a more even distribution of short-term incentive compensation during the 2017 fiscal year. In addition, the wages, benefits and consulting for Q3 2017 reflected severance costs associated with management changes that were made during the quarter. These factors were partially offset by lower professional and legal costs ($0.1 million decrease).

Finance expense

Total finance expense of $4.5 million incurred during Q3 2017 consists of $4.3 million of interest recognized in relation to the Company’s $150 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. In Q3 2016, total finance expense was $4.0 million consisting of $3.9 million of interest on the Company’s long-term loan and $0.1 million in accretion charges on the Company’s asset retirement obligation. The marginal increase in finance expense from Q3 2016 to Q3 2017 was due to an increase in LIBOR rates resulting in a higher interest expense (LIBOR plus 6%) on the Company’s long-term loan.

Income tax expense

The Company recorded a deferred tax expense of $3.7 million for the three months ended September 30, 2017 (three months ended September 30, 2016 - $3.8 million). The deferred tax expense arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry forwards to offset taxable income.

Nine months ended September 30, 2017 and 2016

Revenue and royalties

For the nine months ended September 30, 2017, the Company sold 156,519 ounces of gold at an average realized gold price of $1,232/oz for total revenue of $193.4 million (including $0.6 million of by-product revenue). For the nine months ended September 30, 2016, the Company sold 89,467 ounces of gold at an average realized gold price of $1,279/oz for total revenue of $114.9 million (including $0.4 million of by-product revenue). The AGM commenced commercial production on April 1, 2016; accordingly, revenues for the nine months ended September 30, 2016 only include revenues from April 1, 2016 onwards and, as a result, revenues and royalties during the nine months ended September 30, 2017 were considerably higher than during the comparative nine-month period. The positive impact of higher sales volumes during the nine-month period ended September 30, 2017 was partly offset by lower gold prices realized during this period, relative to the comparative period.

Production costs

During the nine-month period ended September 30, 2017, the Company incurred production costs of $87.3 million relating to the sale of 156,519 ounces of gold. Over the same period in the prior year, the Company incurred production costs of $57.8 million relating to the sale of 89,467 ounces of gold. The higher production costs during the nine months ended September 30, 2017 were attributable to the higher sales volumes reported in 2017, as the comparative period did not reflect ounces sold prior to the AGM achieving commercial production on April 1, 2016. The impact of higher sales volumes was partly offset by a 14% reduction in operating cash cost per ounce1 during the nine months ended September 30, 2017, relative to the comparative period.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during a period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $42.2 million of stripping costs were deferred to mineral properties during the nine months ended September 30, 2017 and are not included in cost of sales (nine months ended September 30, 2016 - $25.2 million).

_____________________________________________
1 See “9. Non–GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Depletion and depreciation

Depreciation and depletion expense of $49.0 million (including $10.2 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during the nine months ended September 30, 2017 as a result of mining 3.2Mt of ore (nine months ended September 30, 2016 - $30.5 million of depletion expense with $3.8 million of depletion on capitalized deferred stripping on 2.6Mt of ore mined). Depreciation and depletion expense were lower for the nine months ended September 30, 2016 due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives.

General and administrative expenses

A summary of general and administrative expenses for the nine months ended September 30, 2017 and 2016. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Nine months ended September 30,
	2017	2016
	$	$
Wages, benefits and consulting	4,615	2,037
Office, rent and administration	999	1,355
Professional fees and legal costs	1,193	886
Share–based payments	1,267	484
Travel, marketing, investor relations and regulatory	1,333	1,237
Corporate reorganisation	–	837
Other	40	19
Total	9,447	6,855

General and administrative expenses of $9.4 million were incurred during the nine months ended September 30, 2017 as compared to $6.9 million in the same period in 2016. The increase is a result of higher salaries, wages and benefits ($2.6 million increase), share-based payments expense ($0.8 million increase), reflecting the increased efforts to support steady-state operations at the AGM (which only occurred in mid-Q2 2016), while the Company has also refined its accrual process resulting in a more even distribution of short-term incentive compensation during the 2017 fiscal year. In addition, the wages, benefits and consulting for the nine months ended September 30, 2017 reflected severance costs associated with management changes that were made during the quarter, while professional fees and legal costs increased by $0.3 million. These factors were partially offset by lower administrative costs ($0.4 million decrease) and non-recurring corporate reorganization costs ($0.8 million decrease) incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets (post-acquisition of PMI Gold) into the same legal entity.

Finance expense

Total finance expense of $13.0 million incurred during the nine months ended September 30, 2017 consists of $12.5 million of interest recognized in relation to the Company’s $150 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.5 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. During the nine months ended September 30, 2016, total finance expense was $8.2 million consisting of $8.0 million of interest on the Company’s long-term loan and $0.2 million in accretion charges on the Company’s asset retirement obligation.

Finance expense for the nine months ended September 30, 2017 is higher than for the same period in 2016 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan were capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. Additionally, finance expense was higher during the nine months ended September 30, 2017 due to an increase in LIBOR rates compared to the same period in the prior year, resulting in a higher interest expense (LIBOR plus 6%) on the Company’s long-term loan.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Income tax expense

The Company recorded a deferred tax expense of $9.0 million for the nine months ended September 30, 2017 (nine months ended September 30, 2016 - $9.3 million). The deferred tax expense arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry forwards to offset taxable income.

The deferred tax expense of $9.3 million for the nine months ended September 30, 2016 was also due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment.

6)	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	60,528	57,182	66,054	66,789	67,964	41,156	–	–
Total cost of sales	(42,628)	(42,726)	(50,929)	(53,367)	(47,456)	(40,823)	–	–
Write–off of deferred stripping asset	–	–	–	(7,123)	–	–	–	–
Income from mine operations	17,900	14,456	15,125	6,299	20,508	333	–	–
Exploration and evaluation expenditures	(197)	(80)	(186)	(383)	(188)	(226)	(628)	(1,948)
General and administrative expenses	(3,259)	(3,388)	(2,800)	(5,683)	(1,785)	(1,677)	(3,393)	(2,127)
Income (loss) from operations	14,444	10,988	12,139	233	18,535	(1,570)	(4,021)	(4,075)
Other income (expenses)	(5,172)	(4,300)	(4,430)	(6,604)	(3,113)	(5,337)	99	1,208
Income tax recovery (expense)	(3,671)	(5,479)	103	(2,106)	(3,766)	(5,620)	54	3,086
Net income (loss) for the period	5,601	1,209	7,812	(8,477)	11,656	(12,527)	(3,868)	219
Basic and diluted income (loss) per share	$0.02	$0.00	$0.04	($0.04)	$0.06	($0.06)	($0.02)	$0.00

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see section “5. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. From Q3 2016 onwards, the Company saw the operation achieve expected levels of production, resulting in higher revenues and income from operations. During Q2 2017, production reduced relative to the preceding quarters as mining operations worked through a low-grade section of the Nkran pit and encountered ore dilution as a result of blast movements. Production recovered again during Q3 2017, despite being impacted by three mill motor outages, as the Company introduced a number of mining initiatives to minimize ore losses.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments. These costs were higher in 2017 as a result of general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016) while the Company has also refined its accrual process resulting in a more even distribution of certain general and administrative expenses during the 2017 fiscal year (see section “5. Financial results”).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Included in other income and expense from Q2 2016 is interest expense on the Company’s debt balance (see section “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see section “13. Risks and Uncertainties”) which were marked-to-market at each reporting period end (no such instruments were recognized from Q4 2016 onwards). Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense of $5.5 million and $3.7 million in Q2 2017 and Q3 2017, respectively, are due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.5 million in the fourth quarter of 2016.

7)	2017 Outlook

Revised 2017 production guidance maintained

The AGM produced 49,293 ounces of gold during Q3 2017, despite three mill motor outages, which equated to in excess of 5,000 ounces of lost gold production. During the nine months ended September 30, 2017, the AGM produced 153,596 ounces of gold and the Company is on track to meet its revised 2017 guidance of 205,000-225,000 ounces at AISC of $920-$960 per ounce.

The Company expects to source approximately 20,000tpm of oxide ore from Akwasiso during Q4 2017. Ore from Akwasiso is expected to be supplemented by the addition of Dynamite Hill, with operations at the latter pit expected to commence in Q4 2017 and ramp up to full mining rates during Q1 2018.

From Q4 2017 onwards, Asanko’s mine plan will incorporate all sources of ore available from its multiple pits to blend to the mill to enable optimization of the various pit extraction rates, the stockpile balances and operating costs. As a consequence, the mill feed grades are expected to reflect the average reserve grades from the respective pits as they are mined, including the blended grade average from the various stockpiles.

Planned expansion

The Company proposes to increase gold production through the development and execution of two expansion projects, namely P5M and P10M. A DFS on these expansion projects was published in June 2017 and was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project. However, there is flexibility on the timing of the development of each of P5M and P10M, respectively.

P5M comprises two stages, the first stage of which represents brownfield modifications to upgrade the CIL processing plant to 5Mtpa will be completed in Q1 2018 and is being funded from cash on hand and cash from operations. The decision to proceed with the second stage of P5M has been deferred until 2018. This stage comprises the development of the Esaase pit and construction of an overland conveyor from Esaase to the processing plant (see section “4.2 Expansion projects”).

Exploration outlook

The Company expects to complete the 13,000m drill program on Midras South in November 2017 with the intention of incorporating the drill results in a shallow Measured and Indicated Mineral Resource Estimate.

The Company is currently planning a phased drilling campaign on the Miradani Project, which is expected to commence in Q4 2017, with a view to completing a maiden Mineral Resource Estimate in H2 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

8)	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	September 30, 2017	December 31, 2016
(in thousands of US dollars)	$	$

Cash and cash equivalents	60,845	59,675
Other current assets	55,560	60,043
Non–current assets	584,181	542,994
Total assets	700,586	662,712
Current liabilities (excluding current portion of long–term debt)	50,992	46,934
Non–current liabilities (excluding long–term debt)	54,677	44,381
Debt	157,331	154,972
Total liabilities	263,000	246,287
Working capital[2]	65,413	72,784
Common shareholders' equity	436,152	416,425
Non–controlling interest	1,434	–
Total equity	437,586	416,425
Total common shares outstanding	203,449,957	201,829,207
Total options outstanding	14,502,375	14,591,750
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.28	2.55
Total liabilities to common shareholders' equity	0.60	0.59
Debt–to–total capitalization	0.18	0.19

2 Current assets less current liabilities (excluding current portion of long-term debt).

The Company anticipates that its balance sheet shall continue to strengthen as the Company is now in a cash accumulation phase as steady-state operations have been reached. The Company was in a strong net asset position at both September 30, 2017 and December 31, 2016 and had a significant cash balance of $60.8 million as at September 30, 2017. Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, debt principal repayments, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments. The Company has a VAT receivable balance of $11.2 million as of September 30, 2017. In any given period, the Company expects to have one quarter of VAT receivable outstanding, or approximately $8.0 million.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will be payable on July 1, 2018 after which the facility is scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment having occurred on July 1, 2016. There were no other changes to the original debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.3 million) was paid commensurate with signing the amendment.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

The DSFA also provides Asanko with the option to extend the first principal repayment of the facility by an additional year to July 1, 2019. The Company has until March 31, 2018 to exercise this option. The fee for this extension would be 4% of the loan principal and unpaid interest through to the date of Q2 2016 loan modification (equivalent to a $6.6 million deferral fee). Asanko is currently in discussions with Red Kite regarding the possible refinancing of the debt facility to support the second stage of its P5M growth plan, which includes the construction of an overland conveyor and bringing the large Esaase deposit into production. It expects to conclude these discussions before the deadline to exercise this extension option expires.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.60 as of September 30, 2017.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to the subsidiary’s capital investment. At September 30, 2017, Asanko Gold Ghana Limited had an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.9 million and $1.4 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 - $nil and $nil). All results in this MD&A show 100% of results as being attributable to the Company with non-controlling interest accounted for as a separate component of equity.

Commitments

The following table summarizes the Company’s contractual obligations as at September 30, 2017 and December 31, 2016:

					Total	Total
(in thousands of US dollars)	Within 1 year	1–3 years	4–5 years	Over 5 years	September 30, 2017	December 31, 2016
Long–term debt and related interest and withholding tax payments	31,378	158,451	–	–	189,829	198,028
Accounts payable and accrued liabilities	50,748	–	–	–	50,748	46,934
Asset retirement provision (undiscounted)	–	–	–	35,439	35,439	34,977
Mine operating/construction and other service contracts, open purchase orders	23,396	881	–	–	24,277	27,969
Total	105,522	159,332	–	35,439	300,293	307,908

The Company has no off-balance sheet arrangements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Cash flows

The following table provides a summary of cash flows for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities	40,704	33,122	88,831	31,609
Investing activities	(31,790)	(11,671)	(81,372)	(88,000)
Financing activities	(3,054)	1,776	(6,502)	(970)
Impact of foreign exchange on cash and cash equivalents	67	(141)	213	117
Increase (decrease) in cash and cash equivalents for the period	5,927	23,086	1,170	(57,244)
Cash and cash equivalents, beginning of period	54,918	34,470	59,675	114,800
Cash and cash equivalents, end of period	60,845	57,556	60,845	57,556

Three months ended September 30, 2017 and 2016

Cash provided by operating activities

During the three months ended September 30, 2017, the Company realized cash flows from operations of $40.7 million, being cash inflows before working capital changes of $31.7 million and inflows from non-cash working capital of $9.0 million (three months ended September 30, 2016 – cash provided by operations of $33.1 million consisting of cash inflows before working capital changes of $36.1 million and outflows from non-cash working capital of $3.0 million). The cash flows before working capital changes consist primarily of cash earnings from mine operations of $35.7 million less cash G&A of $3.3 million. The cash inflow of $9.0 million from non-cash working capital was primarily the result of a $7.4 million decrease in the VAT receivable balance, $3.8 million increase in trade payable and accruals and $0.5 million decrease in prepaid expenses, partially offset by a $2.0 million increase in inventories and $0.7 million increase in receivables.

During the same period in the prior year, cash flows from operations were lower due to cash outflows related to working capital of $3.0 million, specifically related to receivables.

Cash used in investing activities

During the three months ended September 30, 2017, the Company spent $32.0 million on additions to mineral properties, plant and equipment. The total expenditure on investing activities during the period included $19.0 million related to capitalization of deferred stripping costs, $6.3 million related to P5M, $0.8 million related to the tailings storage facility raise, $0.9 million related to capitalized exploration and evaluation costs, $3.2 million on the development of Akwasiso and Dynamite Hill, and $1.8 million related to other additions to property, plant and equipment including additions relating to the crusher circuit upgrade.

During the same period in the prior year, the Company spent $11.7 million on investing activities including $32.1 million on additions to mineral properties, plant and equipment partially offset by the collection of $20.3 million in VAT related to development activities and interest received on cash balances of $0.1 million.

Capital expenditures in Q3 2017 were comparable in quantum to Q3 2016. During Q3 2017, the Company continued the development of its P5M mine plan, while in Q3 2016 the Company was finalizing the development of and payment for the AGM.

Cash provided by financing activities

During the three months ended September 30, 2017, the Company paid $3.1 million in interest relating to the DSFA (see “Debt” above).

During the three months ended September 30, 2016, the Company received $1.8 million from the exercise of stock options.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Nine months ended September 30, 2017 and 2016

Cash provided by operating activities

During the nine months ended September 30, 2017, the Company recorded cash flows from operations of $88.8 million, being cash inflows before working capital changes of $87.2 million and inflows from non-cash working capital of $1.6 million (nine months ended September 30, 2016 – cash provided by operations of $31.6 million consisting of cash inflows before working capital changes of $44.4 million and outflows from non-cash working capital of $12.8 million). The cash flows before working capital changes consist primarily of cash earnings from mine operations of $96.4 million less cash G&A of $9.4 million. The cash inflow of $1.6 million from non-cash working capital was primarily the result of a $10.4 million decrease in the VAT receivable balance and $0.4 million decrease in prepaid expenses, partially offset by a $6.8 million increase in inventories, $1.6 million decrease in trade payable and accruals and $0.8 million increase in receivables.

During the same period in the prior year, cash flows from operations were lower due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Cash used in investing activities

During the nine months ended September 30, 2017, the Company spent $81.7 million on additions to mineral properties, plant and equipment. The total expenditure on investing activities during the period included $42.2 million related to capitalization of deferred stripping costs, $21.2 million related to P5M, $4.6 million related to the tailings storage facility raise, $3.0 million related to capitalized exploration and evaluation costs, $6.1 million on the development of Akwasiso and Dynamite Hill and $4.6 million related to other additions to property, plant and equipment including additions relating to the crusher circuit upgrade.

During the same period in the prior year, the Company spent $88.0 million on investing activities including $114.4 million on additions to mineral properties, plant and equipment partially offset by the collection of $26.0 million in VAT related to development activities and interest received on cash balances of $0.4 million.

As previously noted, capital expenditures were higher period to date in fiscal 2016 compared to fiscal 2017 as the Company was finalizing the development of and payment for the AGM.

Cash provided by financing activities

During the nine months ended September 30, 2017, the Company paid $10.1 million in interest relating to the DSFA (see “Debt” above). In addition, the Company received $3.6 million from the exercise of stock options.

During the nine months ended September 30, 2016, the Company paid $2.9 million in interest relating to the DSFA and $3.3 million in fees to defer the principal repayments on the DSFA to July 2018. Additionally, the Company received $5.2 million from the exercise of stock options.

9)	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

9.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company for the three and nine months ended September 30, 2017 and 2016. Note that the AGM did not commence commercial production until April 1, 2016 and, therefore, operating and total cash costs per ounce may not be comparable for the nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total production costs from consolidated statement of operations	24,818	29,900	87,316	57,753
Share-based payment expense included in production costs	(258)	(76)	(1,159)	(255)
By-product revenue	(186)	(258)	(630)	(413)
Total operating cash costs	24,374	29,566	85,527	57,085
Royalties and production taxes	3,186	3,577	9,672	5,743
Total cash costs	27,560	33,143	95,199	62,828
Gold ounces sold	50,241	54,393	156,519	89,467
Operating cash costs per gold ounce ($/ounce)	485	544	546	638
Total cash costs per gold ounce ($/ounce)	549	609	608	702

9.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three and nine months ended September 30, 2017 and 2016. Note that the AGM did not commence commercial production until April 1, 2016 and, therefore, all-in sustaining costs per gold ounce may not be comparable for the nine months ended September 30, 2017 and 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above to the Statement of Operations)	27,560	33,143	95,199	62,828
Cash corporate general and administrative expenses	2,960	1,709	8,141	3,228
Sustaining capital expenditures	1,603	1,378	6,448	2,131
Sustaining capitalized stripping costs[3]	16,719	13,044	39,191	25,179
Reclamation cost accretion	162	39	484	83
All-in sustaining cost	49,003	49,313	149,462	93,449
Gold ounces sold	50,241	54,393	156,519	89,467
All-in sustaining cost per gold ounce ($/ounce)	975	907	955	1,045

3 Excludes stripping costs on operating pits which have yet to achieve steady-state production.

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Capital expenditures in the consolidated statement of cash flows	31,955	32,106	81,718	114,402
Less: non-sustaining capital expenditures and capitalized stripping costs	(30,352)	(30,728)	(75,270)	(112,271)
Total sustaining capital expenditures	1,603	1,378	6,448	2,131

The majority of the non-sustaining capital expenditures during the three and nine months ended September 30, 2017 related to the raising of the tailings storage facility, mine development costs for the Akwasiso, Esaase and Dynamite Hill pits, deferred stripping costs for the Akwasiso pit and the advancement of P5M.

9.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 and 2016. All adjustments are shown net of estimated tax.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	4,689	11,656	13,188	(4,739)
Unrealized loss (gain) on derivative instruments	–	(1,005)	–	265
Adjusted net income (loss) for the period attributable to common shareholders	4,689	10,651	13,188	(4,474)
Basic weighted average number of common share outstanding	203,449,957	199,532,834	203,293,733	198,014,961
Diluted weighted average number of common share outstanding	203,449,957	208,419,800	206,261,846	198,014,961
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	$0.02	$0.05	$0.06	($0.02)

10)	Summary of outstanding share data

As of the date of this MD&A, there were 203,449,957 common shares of the Company issued and outstanding and 14,502,375 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.11 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 217,952,332.

11)	Related party transactions

As at September 30, 2017, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2017, all related party transactions were in the normal course of business including compensation payments to key management personnel.

12)	Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the condensed consolidated interim financial statements. There are no new judgments and estimates applied in preparing the condensed consolidated financial statements for the three and nine months ended September 30, 2017.

12.2 Changes in Accounting Policies including Initial Adoption

There have been no significant changes to significant accounting policies during the three and nine months ended September 30, 2017. A full list of the Company’s accounting policies is presented in the Company’s annual consolidated financial statements for the year ended December 31, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

13)	Risks and uncertainties

13.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form for the year ended December 31, 2016, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year ended December 31, 2016, which can be found on EDGAR at www.sec.gov.

There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three and nine months ended September 30, 2017. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

For a description of the risks faced by the Company with respect to financial instruments, see the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

14)	Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation as at the end of the period covered by this report, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

15)	Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s AIF for the year-ended December 31, 2016, and its 40-F filing for the year ended December 31, 2016, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.